United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: December 5th, 2012

IR Contact Information: ir@GRUMA.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, December 5, 2012	www.gruma.com

 GRUMA'S ANNOUNCEMENT

Monterrey, N.L., Mexico, December 05, 2012. In connection with the announcement made on October 23, 2012 GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB), informs that pursuant to the Shareholders Agreement entered into by and between Mr. Roberto Gonzalez Barrera, Archer-Daniels-Midland Company (''ADM'') and its subsidiary ADM Bioproductos, S.A. de C.V. (''ADM Bioproductos'', and jointly with ADM, the ''Strategic Partner'') dated August 21, 1996 and its subsequent amendments, and to the right of first refusal contained therein in favor of the Control Trust of the Gonzalez Family (the ''Controlling Shareholder'') granting the Controlling Shareholder the option to acquire, or designate a third party to acquire the shares of GRUMA that the Strategic Partner offers to sell to a third party, GRUMA has been designated by the Controlling Shareholder to exercise, and therefore has acquired from the Controlling Shareholder the option and/or the right of first refusal to acquire from the Strategic Partner the shares issued by GRUMA that the Strategic Partner has offered to sell (the ''GRUMA Shares'').

GRUMA has also been designated by the Controlling Shareholder to exercise, and therefore has acquired from the Controlling Shareholder, the option and/or the right of first refusal to acquire from the Strategic Partner the shares issued by Valores Azteca, S.A. de C.V. that the Strategic Partner has offered to sell (the ''Valores Azteca Shares''). Valores Azteca is a company that currently holds 9.66% of the shares issued by GRUMA.

Through the GRUMA Shares and the Valores Azteca Shares, ADM holds 23.16% of the shares issued by GRUMA.

Additionally, GRUMA has the option and/or the right of first refusal to acquire from the Controlling Shareholder an indirect interest of (i) 3% in the two subsidiaries of GRUMA in Venezuela, MONACA and DEMASECA; (ii) 40% in Molinera de Mexico, a wheat flour business in Mexico; and (iii) 20% in Azteca Milling, a corn flour business in the United States, that the Strategic Partner has offered to sell (the ''Subsidiaries Shares''). The aforementioned, pursuant to the several Bylaws and shareholders' agreements executed between GRUMA and the Strategic Partner since 1996.

In view of the foregoing, the Board of Directors of GRUMA, with the previous favorable opinion of the Corporate Governance Committee and the Audit Committee, based on a fairness opinion issued by an independent expert (the ''Independent Expert''), has approved the exercise by GRUMA of the option and/or right of first refusal to acquire the GRUMA Shares, the Valores Azteca Shares and the Subsidiaries Shares, and the obtainment of the corresponding financing.

GRUMA is in negotiations with the Strategic Partner in order to document and complete the aforementioned transaction. Subject to the development of the same, GRUMA will provide additional information in due course.

According to the opinion of the Independent Expert, if this transaction is completed, it will benefit GRUMA and consequently all the shareholders of GRUMA on an equal basis.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to more than 100 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 21,000 employees and 99 plants. In 2011, GRUMA had net sales of US$4.1 billion, of which 66% came from non-Mexican operations.